Exhibit 21.1

List of Significant Subsidiaries

Significant Subsidiaries	Place of Incorporation
COREone Limited	British Virgin Islands
COREtwo Limited	British Virgin Islands
COREthree Limited	British Virgin Islands
Hypebeast Hong Kong Limited	Hong Kong
102 Media Lab Limited	Hong Kong
Hypebeast UK Limited	The United Kingdom
Hypebeast Inc.	The United States
HBX New York Inc.	The United States
HBX 41 Division LLC	The United States
Beijing Hypebeast Trading Company Limited	PRC
Hypebeast Cultural Communication (Beijing) Limited	PRC
Hypebeast Japan Limited	Japan
Hype Capital Limited	British Virgin Islands